Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

March 18, 2009

SRA International, Inc.

4300 Fair Lakes Court

Fairfax, Virginia 22033

March 18, 2009

VIA EDGAR

Mr. Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	SRA International, Inc. (File No. 001-31334)

Form 10-K for the Fiscal Year Ended June 30, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Dear Mr. Krikorian,

On behalf of SRA International, Inc. (the “Company”), we have reviewed your letter dated March 4, 2009, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter ended December 31, 2008. Each of your comments is set forth below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2008

Consolidated Financial Statements

Consolidated Statements of Operations, Page F-4

1.	Your response to prior comment 11 notwithstanding, we believe that the purpose of determining whether a disposition of a business is a discontinued operation under paragraph 42 of SFAS 142 is to determine if the related activity should be presented outside of income from continuing operations. It appears that if you do not satisfy the definition under paragraph 42 of SFAS 145 the related gain should be included in income from continuing operations. We believe that paragraph 45 applies to asset disposal groups that are a component but do not meet the criteria of a discontinued operation. In future filings you should reclassify the “Gain from sale of Constella Futures Holding” within operations.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

March 18, 2009

In future filings, we will reclassify the “Gain on sale of Constella Futures Holding, LLC” as a separate line within operating income.

2.	Your analysis of why Futures does not qualify as a discontinued operation is supported by two factors. First, you state the company will continue to generate revenue under contracts for similar services. Explain why you believe that the services are similar. See footnote 2 of EITF 03-13. Second, you state that you continue to pursue future work with USAID. Explain why you believe that pursuing future work represents a migration of services. See Example 5 of EITF 03-13. In this regard, it does not appear that USAID has terminated its contracts and mitigated those service contracts to you. Please advise.

The sale of Constella Futures Holdings, LLC (“Futures”) was not classified as a discontinued operation as the transaction did not result in a discontinuation of the services provided by the Company. Footnote 2 of EITF 03-13 states that a migration occurs when the ongoing entity continues to generate revenues and cost of sales from the sale of similar services to specific customers of the disposed component. The majority of Futures’ revenue was derived from contracts to provide services such as program management and strategic consulting to the USAID customer in support of their programs in Africa, Eastern Europe, Asia and Central America. Subsequent to the sale, the Company continues to provide program management and strategic consulting services to USAID in Africa, Eastern Europe, Asia and Central America. The Company generated approximately $9 million of revenue under contracts with USAID subsequent to the sale of Futures during the quarter ended December 31, 2008, which represented approximately 45% of revenue earned from USAID prior to the sale during the quarter ended September 30, 2008. We believe this represents a migration of services and significant cash flows as defined in EITF 03-13.

While we agree that pursuing future work does not represent a migration of services, we included it in our prior response to demonstrate that the services offered in our Futures business remain a significant part of our ongoing operations.

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

March 18, 2009

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended December 31, 2008 Compared to Three Months Ended December 31, 2007

Revenue, page 26

3.	We note your representation provided in response to prior comment 6 to quantify the impact of each of the factors contributing to a material change in your results of operations. However, we note that in your discussion of revenues in the above-cited Form 10-Q you did not quantify the offsetting revenues derived from growth in your U.S. services business nor did you address the factors contributing to such growth. Moreover, we note that your reference to your “U.S. services business” appears to be a term used to distinguish it from your international services business, though it does not appear that you have fully addressed how your international expansion resulting from recent acquisitions has impacted your business. Please tell us what consideration you gave to these matters and confirm that you will provide more robust quantitative and qualitative disclosure regarding changes in your results of operations in future filings.

We acknowledge that the amount of offsetting revenue from our U.S. services business was not clearly quantified in the above referenced paragraph. The statement had been intended to instruct the reader that although we lost 6.8% of our revenue as a result of the loss of our AITS contract, growth on many of our U.S. services contracts reduced the total loss of revenue to only 3.3% overall. The growth referenced in our U.S. services business resulted from increased revenue on numerous contracts whose effects were only significant in the aggregate and therefore did not warrant individual mention.

Our international business as a whole, which generated only 4% of our revenue, was not a contributor of revenue growth during the period.

In future filings, we will more clearly quantify the effect of this or any other factors noted as contributing to a material change in our results of operations.

Selling, General and Administrative Expenses, page 26

4.	You disclose that Era generally has higher marketing and sales and research and development costs, contributing a 50 basis point and 40 basis point increase, as a percentage of revenue, in selling, general and administrative expenses, for the three and six months ended December 31, 2008, respectively. Please clarify for us and disclose in future filings why Era has higher marketing and sales and research and development costs. To the extent the additional costs relate to the factors described in the risk factor referenced in prior comment 16, please discuss those factors in reasonable detail.

Era is a relatively new entrant in a very tight global market which, in turn, necessitates a greater investment in marketing and sales to remain competitive. The Company is also investing more in research and development to grow Era’s business, which currently

Letter to Mr. Stephen Krikorian

United States Securities and Exchange Commission

March 18, 2009

represents less than 3% of total revenue. These costs do not relate to the risk factor referenced in prior comment 16. In future filings, we will include a more detailed explanation of the factors that materially affect our results of operations.

Item 6. Exhibits, page 40

Exhibits 31.1 and 31.2

5.	We have reviewed your response to comment 13. We note, however, that paragraph 4(d) still does not conform exactly to the language provided in Item 601(b)(31)(i) of Regulation S-K. Please confirm that you will provide conforming disclosure in future filings.

In future filings, we will ensure the wording of our certifications conforms to the requirements of Item 601(b)(31)(i) of Regulation S-K by including the following in paragraph 4(d):

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

* * * * * * * * * * * * * * *

In responding to your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SRA INTERNATIONAL, INC.

By:	/s/ Melissa A. Burgum
Name:	Melissa A. Burgum
Title:	Acting Chief Financial Officer